

07002365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2007
WASH. D.C. 210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108th Avenue N.E., Suite 1200
(No. and Street)

Bellevue	Washington	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LeeAnna K. Glessing (425) 256-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	Washington	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LeeAnna K. Glessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Symetra Investment Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Assistant Vice President/Treasurer/
Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Financial Statements and Supplemental Information
Under Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2006

Contents



Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Symetra Investment Services, Inc.

We have audited the accompanying statement of financial condition of Symetra Investment Services, Inc. (a wholly owned subsidiary of Symetra Financial Corporation) (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symetra Investment Services, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 20, 2007

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 3,146,213
Cash – restricted	956,128
Investments owned, at market value	1,556,677
Accrued interest income	16,560
Concessions receivable:	
Annuity and life products – Affiliates	117,669
Mutual funds – Non-affiliates	548,858
Advisory fees receivable	290,611
Accounts receivable – Affiliates	2,600,443
Accounts receivable – other	2,099
Prepaid expenses and other assets	228,111
Notes receivable	27,400
Total assets	$ 9,490,769
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable:	
Annuity and life products – Affiliates	$ 101,180
Mutual funds – Non-affiliates	535,179
Advisory fees payable	187,841
Accounts payable:	
Customers	312,225
Affiliates	12,218
Non-affiliated funds	511,469
Other	40,066
Unearned revenue	13,000
Payable to Parent for income taxes	150,514
Deferred income tax	12,628
Total liabilities	1,876,320
Commitments and contingencies (*Note 10*)	
Stockholder's equity:	
Common stock, $.10 par value:	
Authorized shares – 50,000,000	
Issued and outstanding shares – 50,000	5,000
Additional paid-in capital	7,636,300
Accumulated deficit	(26,851)
Total stockholder's equity	7,614,449
Total liabilities and stockholder's equity	$ 9,490,769

See accompanying notes to financial statements.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Operations

Year Ended December 31, 2006

Revenues	
Dealers' concession income:	
Annuity products – Affiliates	$ 2,996,001
Life products – Affiliates	310,026
Mutual funds:	
Life bundled products	1,129,520
Non-affiliates	8,392,116
Advisory fees	1,197,532
Interest income, net of amortization of $42,951	342,940
Net unrealized gain on investments owned	40,912
Other revenues	77,166
Total revenues	14,486,213
Expenses	
Commissions:	
Annuity products – Affiliates	2,626,514
Life products – Affiliates	232,024
Mutual funds:	
Life bundled products	732,741
Non-affiliates	6,756,696
Advisory fee expense	810,969
Personnel expenses	1,589,736
Other administrative expenses	1,275,122
Total expenses	14,023,802
Income before income tax expense	462,411
Income tax expense	167,651
Net income	$ 294,760

See accompanying notes to financial statements.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Changes in Stockholder's Equity

	Common Stock	**Additional Paid-In Capital**	**Accumulated Deficit**	**Total Stockholder's Equity**
Balance at January 1, 2006	$5,000	$7,636,300	$(321,611)	$7,319,689
Net Income	–	–	294,760	294,760
Balance at December 31, 2006	$5,000	$7,636,300	$ (26,851)	$7,614,449

See accompanying notes to financial statements.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net income	$ 294,760
Adjustments to reconcile net income to net cash used in operating activities:	
Net unrealized gain on investments owned	(40,912)
Deferred income tax expense	(3,855)
Amortization expense on investments owned	42,951
Notes receivable forgiven	11,581
Changes in operating assets and liabilities:	
Cash segregated for the exclusive benefit of customers	272,229
Accrued interest income	72,204
Concessions receivable:	
Annuity and life products – Affiliates	57,115
Mutual funds – Non-affiliates	(154,484)
Advisory fees receivable:	(122,139)
Accounts receivable – affiliates	(2,600,443)
Accounts receivable – other	2,901
Prepaid expenses and other assets	(38,007)
Commissions payable:	
Annuity and life products – Affiliates	(40,423)
Mutual funds – Non-affiliates	131,593
Advisory fees payable	74,762
Accounts payable:	
Customers	(224,285)
Affiliates	(771,507)
Non-affiliated funds	(166,094)
Other	23,341
Unearned revenues	(8,000)
Payable to Parent for income taxes	100,809
Net cash used in operating activities	(3,085,903)
Investing activity	
Proceeds from maturity and paydowns of investments owned	3,652,191
Purchase of investments owned	(1,694,492)
Net cash provided by investing activity	1,957,699
Net decrease in cash and cash equivalents	(1,128,204)
Cash and cash equivalents at beginning of year	4,274,417
Cash and cash equivalents at end of year	$ 3,146,213
Supplemental cash flow disclosure	
Income tax payments (paid to Parent)	$ 98,581

See accompanying notes to financial statements.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Business

Symetra Investment Services, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and an investment adviser registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company acts as a full-line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and non-affiliated companies. The Company also acts as the distributor of a mutual fund bundled program managed by Symetra Life Insurance Company (Symetra Life). The Company provides investment advisory services and offers a proprietary wrap-fee program.

Symetra Life, Symetra Securities, Inc. (SSI), and Symetra Services Corporation (SSC) (collectively, the Affiliates) are all wholly owned subsidiaries of the Parent.

The issuance and management of securities by Symetra Life and SSI could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash includes cash on hand and on deposit in banks and other financial institutions, which may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company defines cash equivalents as short-term investments with original maturities of three months or less.

2. Significant Accounting Policies (continued)

Concessions, Commissions, and Asset-Based Fees

Dealers' concession income and commission expense are recorded on the trade date for variable life and annuity products, as well as non-affiliated mutual fund products.

Asset-based fee income is recognized monthly based on the calendar quarter-end asset value.

Interest Revenue and Amortization Expense

Interest revenue is earned from underlying investments owned and is accounted for on an accrual basis. Discount on investments owned is amortized over the life of the bond using the effective interest rate method and reflected in the statement of operations as an offset to interest revenue.

Investments Owned

Investments owned is comprised of a mortgaged-back bond carried in the accompanying statement of financial condition at market value, as determined by a pricing service, which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities, and various relationships between securities in determining value. Unrealized gains and losses on investments owned are recognized currently in the statement of operations. The amortized cost of these investments is $1,548,093 at December 31, 2006.

Income Taxes

The Company is included in the Parent's consolidated federal income tax return with other non-life insurance entities. A tax allocation agreement has been entered into by the Company and all other non-life insurance entities with the Parent. The allocation is based upon separate return calculations. The provision for federal income taxes is based on amounts determined to be payable/recoverable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

2. Significant Accounting Policies (continued)

Deferred income taxes are provided for temporary differences between items of income and expense recognized for financial reporting purposes and those recognized for income tax purposes. The amount of deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The principal difference between the federal statutory tax rate and the Company's effective tax rate results from nontaxable meals and entertainment expenses, state income tax expense, and a cumulative deferred tax adjustment.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Parent has adopted FIN No. 48 effective January 1, 2007, as required. The adoption did not have a material impact on the Company's financial statements.

3. Cash – Restricted

As of December 31, 2006, cash of $836,127 has been segregated in two special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC. In addition, restricted cash includes $120,001 on deposit with clearing firms.

4. Notes Receivable

Notes receivable includes two promissory notes issued to registered representatives, of which $27,400 is outstanding at December 31, 2006. The promissory notes have maturity dates of three years from issuance and are forgiven provided the registered representative reaches the minimum production levels as outlined in the respective promissory note agreement. Each promissory note is secured by any and all income owed to each individual by the Company or any of the income owned by the Company's affiliates. In the event that the minimum production levels are not adequate to forgive the note by the maturity date, the remaining note balance is due in cash. The Company writes down notes receivable that are deemed to be impaired. There were no impairments in 2006. The notes receivable forgiven during 2006 were $11,581.

5. Payable to Customers

Accounts payable to customers include amounts due on customer redemptions of mutual fund shares. Cash to be used to pay customers is segregated in the special account for the exclusive benefit of customers.

6. Payable to Non-Affiliated Funds

Accounts payable to non-affiliated funds include amounts to be invested in non-affiliated mutual funds for customer purchases of mutual fund shares. Cash to be invested is segregated in the special account for the exclusive benefit of customers.

7. Related-Party Transactions

Life Bundled Products

The Company acts as the broker-dealer distributor for certain Symetra Life bundled programs for which concession income is recorded by the Company. The Company pays selling broker-dealers commissions pursuant to broker-dealer selling agreements and also acts in the capacity of a selling broker-dealer.

The Company paid certain commission expense which exceeded the fee income received for the life bundled program. The excess of such commission expense over the fee income is reimbursed by Symetra Life. The Company received $402,295 in reimbursements in 2006.

Expense Allocations and Other Disbursements

The Company in the normal course of business is charged for its share of operating, administrative, and personnel expenses paid during the year by the Parent or Symetra Life on its behalf. Total amounts allocated during the year under the expense allocation and disbursement arrangements were $80,600 from the Parent and $2,776,421 from Symetra Life. At December 31, 2006, amounts due to the Parent, Symetra Services Corporation, and Symetra Life were $7,862, $4,356, and $594,557, respectively.

Investments Pooled

The Company participates in an arrangement with Symetra Life in which investments are pooled and managed by the Parent's treasury department. The total amount receivable from Symetra Life as of December 31, 2006, was $3,195,000.

8. Income Taxes

During the year ended December 31, 2006, the Company was allocated an income tax expense of $167,651. The state, federal current, and federal deferred portions of the income tax expense included in the statement of operations are as follows:

	Year Ended December 31, 2006
Federal current income tax expense	$168,291
Federal deferred income tax benefit	(3,855)
State income tax expense	3,215
Income tax expense	$167,651

At December 31, 2006, the deferred tax liability relates to temporary differences in the accounting treatment of prepaid insurance, market discount of bonds, and realized and unrealized gains on investments owned for financial reporting and income tax purposes.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2006, the Company had net capital of $3,666,044, which was $3,541,798 in excess of its required net capital of $124,246. The ratio of aggregate indebtedness to net capital was 50.84%. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

10. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

Supplemental Information

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of net capital	
Total stockholder's equity and regulatory capital	$ 7,614,449
Less: Non-allowable assets	(3,831,751)
Add: Other additions and/or allowable credits	3,004
Net capital before haircut	3,785,702
Less: Haircut on investments	(119,658)
Net capital	$ 3,666,044
Aggregate indebtedness	$ 1,863,692
Computation of basic net capital requirement	
Minimum net capital required	$ 124,246
Excess net capital	$ 3,541,798
Ratio of aggregate indebtedness to net capital	50.8

Note: The differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part II FOCUS filing are as follows: net capital is $448,000 higher and excess net capital is $478,000 higher than the unaudited December 31, 2006 FOCUS report filing.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule II
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company does not carry customer accounts and is exempt from provisions of Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of that rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors
Symetra Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Symetra Investment Services, Inc. (a wholly owned subsidiary of Symetra Financial Corporation) (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2007

END